RICHEMONT

[redacted]

05012796

Via airmail

SEC MAIL PROCESSING SECTION
RECEIVED
NOV 2 3 2005
WASH. D.C. 203

Securities and Exchange Commission
Division of Corporate Finance
450 Fifth Street, N.W.
Washington, D.C. 20549
United States of America

17 November 2005

Re: Compagnie Financière Richemont AG/Richemont <u>S.A. (File No. 82 - 4102) -- Rule 12g3 - 2(b)</u>

SUPPL

Ladies and Gentlemen

In connection with Compagnie Financière Richemont AG's (the Company's") exemption pursuant to Rule 12g3 - 2(b) promulgated under the Securities Exchange Act of 1934, as amended (the "Exchange Act"), enclosed please find a copy of the press release in English announcing Richemont's results for the six month period ended 30 September 2005. This information is being furnished under paragraph (b) (1) (i) of Rule 12g3-2 of the Exchange Act with the understanding that such information and documents will not be deemed "filed" with the Commission or otherwise subject to the liabilities of Section 18 of the Exchange Act.

Please call the undersigned at +41 22 715 35 00 or Richard L. Muglia of Skadden, Arps, Slate, Meagher & Flom in London at +44 20 7519 7000 if you have any comments or questions regarding the enclosures.

Please date stamp the enclosed copy of this letter and return to Ms. Katrina D. Buerkle,of Skadden, Arps, Slate, Meagher & Flom, 1440 New York Avenue, N.W., Washington D. C. 20005.

Very truly yours,

pp. Ellen

Alan Grieve

NOV 29 2005

Enclosures

cc: Mr Richard L Muglia

11/29

File no 82-4102

RICHEMONT

Interim results

Richemont, the Swiss luxury goods group, announces its unaudited results for the six-month period ended 30 September 2005. These results are presented for the first time in compliance with International Financial Reporting Standards ('IFRS') rather than Swiss generally accepted accounting principles. The comparative figures presented here have been restated to reflect the IFRS reporting framework.

in € millions	September 2005	September 2004	
Parent and subsidiaries			
Sales	**1 990**	1 718	+ 16 %
Operating profit	**334**	199	+ 68 %
Net profit	**270**	116	+ 133 %
Share of post-tax profit of associate - British American Tobacco			
Before non-recurring (expenses) / income	**278**	240	+ 16 %
Non-recurring (expenses) / income	**(19)**	371	-
Net profit - share of associate	**259**	611	- 58 %
Net profit of the Group	**529**	727	- 27 %
Earnings per unit - diluted basis	**€ 0.942**	€ 1.315	- 28 %

- Group sales increased by 16 per cent to € 1 990 million, reflecting good growth across all markets.
- Cartier, Van Cleef & Arpels, Montblanc and the Group's specialist watchmakers all reported double-digit sales growth in the period.
- The growth in sales, linked to a controlled increase in operating expenses, resulted in operating profit from Richemont's luxury goods businesses increasing by 68 per cent to € 334 million. Excluding the gain of € 11 million realised on the sale of Hackett, operating profit increased by 62 per cent to € 323 million.
- Net profit from the parent and subsidiaries increased by 133 per cent to € 270 million.
- The Group's share of the post-tax profit of its associated company, British American Tobacco, excluding the impact of non-recurring items from both periods, increased by 16 per cent to € 278 million. In the 2004 comparative period the Group's share of non-recurring items reported by BAT amounted to € 371 million. This stemmed largely from the gain arising on the merger of BAT's US business with that of R.J. Reynolds. Including such items in both periods, the Group's share of BAT's earnings fell by 58 per cent to € 259 million.
- Excluding the gain realised on the sale of Hackett, net profit of the Group, including the contribution from British American Tobacco before non-recurring items, increased by 51 per cent to € 537 million. However, taking into account the € 11 million gain and the impact of non-recurring items reported by BAT in both periods, net profit of the Group declined by 27 per cent to € 529 million.
- Earnings per unit on a diluted basis decreased by 28 per cent. Excluding the impact of non-recurring items in both periods, earnings per unit on a diluted basis increased by 48 per cent from € 0.644 to € 0.956.
- Cash generated by operations was € 175 million for the six-month period. Net cash at 30 September 2005, after payment of the ordinary and special dividends of € 553 million, amounted to € 384 million.

Index

Executive Chairman's commentary

The results for the six-month period to 30 September show strong growth in sales and a significant increase in operating profit from Richemont's luxury goods operations. The Maisons have performed well.

Sales in the period increased by 16 per cent and operating profit grew by 68 per cent. Eliminating the one-off gain on the disposal of Hackett, which is included in the operating profit figure, growth was 62 per cent compared to the same period of last year.

Whilst the Americas have shown the strongest growth in the period at 21 per cent, the Group has seen 18 per cent sales growth in the Asia-Pacific region and 14 per cent in Europe. In Japan, where the signs are that the deflationary cycle may finally be coming to an end, sales increased by 11 per cent.

Cartier has enjoyed sustained growth in all of its markets with particularly good growth in terms of high jewellery. In Japan, which remains a very important market for Cartier, sales grew by 13 per cent in the period.

Van Cleef & Arpels is growing and is establishing itself as a leader in terms of design and exclusivity at the very top end of the market.

It is pleasing to see the Group's specialist watchmakers all report strong sales growth. Vacheron Constantin, in its 250th anniversary year, has performed particularly well, although all of the watch businesses have enjoyed very good growth, as evidenced by the 23 per cent increase in sales in the period.

Montblanc also experienced very good growth in its watch and leather goods ranges during the six months. Whilst firmly rooted in its writing instrument heritage, Montblanc has very successfully extended its reach into other product lines – a tribute to the strength of the brand.

Alfred Dunhill's sales increased by 4 per cent overall. Excellent growth in the Asia Pacific region and in the smaller North American market was offset by disappointing sales figures in Europe and Japan. To some extent, these were due to supply difficulties in particular product areas. However, in leather products, the new product lines introduced over the last year have generated good demand.

Lancel has reported growth in sales of 11 per cent for the half year. Given that its business is focused in the French domestic market, this is an encouraging performance and supports our view that, with the right product mix, Lancel can flourish.

In terms of our other businesses, I would like to mention specifically Chloé. This business has outperformed its peers, more than doubling its sales in the six-month period under review. With a unique design positioning, strong management and Richemont's backing, Chloé is developing its wholesale business and rolling out its international retail expansion programme.

British American Tobacco

Richemont's investment in BAT continues to perform well. Excluding the large non-recurring items reported by BAT in the prior year, our share of BAT's profits increased by 16 per cent and, in cash terms, Richemont received dividend income of € 247 million. BAT is a truly global business which is well managed with the clear objective of maximising profitability and shareholder value.

Transition to International Financial Reporting Standards ('IFRS')

Richemont has fully implemented IFRS in the preparation of these interim financial statements for the period ended 30 September 2005, having previously reported under Swiss generally accepted accounting principles. It is worth noting that, despite the complexities of IFRS, which will result in more volatility from year to year in the Group's results, we do not anticipate any significant changes to the Group's business plan as a result of this accounting change.

The principal change stemming from the move to IFRS is that Richemont no longer amortises goodwill relating to the investment in British American Tobacco. Although we have always fully hedged stock option awards to employees, the Group must also apply the new provisions of the international standards which require the expensing of stock options. In this respect, operating profit for the six months under review includes a notional charge of € 17 million (2004: € 16 million) in respect of options granted to employees.

Full details of the impact of IFRS on the 2005 financial statements, which we have restated to reflect the new rules, can be found on the Richemont website at www.richemont.com/investorinfo/interim_2005.php

Richemont is also required to provide extensive supplementary information in this year's interim report, as it is the first to be presented in accordance with IFRS. Rather than include the financial statements in their entirety here, these can be downloaded from the Group's website and will be mailed to unitholders upon request.

Outlook

The performance of the first six months points to a strong year for Richemont. Although sales in October showed a slowdown in the rate of growth, they were 10 per cent above the prior year at historic rates. Asia-Pacific, the Americas and Japan all reported double digit growth during the month. Sales in Europe, however, were flat compared to October 2004, Cartier having recorded certain exceptional high-jewellery sales in Paris during that month.

I am confident that - in the absence of any external events outside our control - Richemont's luxury businesses will report good growth in terms of sales and operating profit for the year as a whole.

Johann Rupert

Executive Chairman

Geneva, 17 November 2005

Business Review

Overview

in € millions	September 2005	September 2004	
Sales	**1 990**	1 718	+ 16 %
Cost of sales	**(715)**	(670)	
Gross profit	**1 275**	1 048	+ 22 %
Net operating expenses	**(941)**	(849)	+ 11 %
Selling and distribution expenses	**(470)**	(421)	+ 12 %
Communication expenses	**(235)**	(201)	+ 17 %
Administration expenses	**(234)**	(236)	- 1 %
Other (expense) / income	**(2)**	9	-
Operating profit	**334**	199	+ 68 %

The results for the six months to September 2004 have been restated to comply with International Financial Reporting Standards ('IFRS'). A reconciliation from Swiss generally accepted accounting principles ('Swiss GAAP ARR') to IFRS is included in the notes to the consolidated interim financial statements, which are available on the Group's website: (www.richemont.com).

Sales increased by 16 per cent to € 1 990 million, with strong growth throughout the period and in all regions.

The gross margin percentage increased by three percentage points to 64.1 per cent, reflecting changes in the product and distribution mix, as well as higher utilisation rates in manufacturing. Linked to the introduction of IFRS, more exact measurement criteria have been applied in arriving at the level of provisions required in respect of inventories. During the period under review, the gross margin percentage increased by 0.7 per cent as a consequence of the release of inventory provisions. The increase in sales and the improved margin percentage led to a 22 per cent increase in gross profit to € 1 275 million.

Net operating expenses increased by 11 per cent, primarily due to increases in selling and distribution expenses and communication costs. Communication costs increased by 17 per cent but, as a percentage of sales, were in line with the prior year at some 11.8 per cent. Compared to the prior period, administration expenses were in line, representing some 11.8 per cent of sales. Net operating expenses included stock option charges amounting to € 17 million (September 2004: € 16 million), reflecting the introduction of IFRS 2 *Share-based Payment.*

An accounting gain of € 11 million, relating to the disposal of Hackett in June 2005, is included in other (expense) / income for the period under review.

Operating profit increased by 68 per cent to € 334 million. Excluding the gain on the disposal of Hackett, operating profit increased by 62 per cent to € 323 million and the operating margin increased by 4.6 percentage points to 16.2 per cent during the period.

Analysis of sales and operating results by business area

Sales and the operating results of the Group's main areas of activity were as follows:

in € millions	September 2005	September 2004	
Sales			
Jewellery Maisons	**1 038**	914	+ 14 %
Specialist watchmakers	**522**	424	+ 23 %
Writing instrument manufacturers	**208**	184	+ 13 %
Leather and accessories Maisons	**124**	116	+ 7 %
Other businesses	**98**	80	+ 23 %
Total sales	**1 990**	1 718	+ 16 %
Operating results			
Jewellery Maisons	**283**	213	+ 33 %
Specialist watchmakers	**118**	72	+ 64 %
Writing instrument manufacturers	**28**	17	+ 65 %
Leather and accessories Maisons	**(26)**	(25)	- 4 %
Other businesses	**(2)**	(1)	-
	401	276	+ 45 %
Corporate costs	**(67)**	(77)	- 13 %
Head office costs	**(74)**	(69)	+ 7 %
Other operating income / (expense)	**7**	(8)	-
Operating profit	**334**	199	+ 68 %

In the table above, those Maisons which are principally engaged in a specific business area have been grouped together. Accordingly, those businesses which have a heritage as producers of high jewellery and jewellery watches – Cartier and Van Cleef & Arpels – are grouped together as 'Jewellery Maisons'. Their entire product ranges, including watches, writing instruments and leather goods, are reflected in the sales and operating result for that segment.

Following the introduction of IFRS 2 *Share-based Payment,* charges for stock options have been allocated, in both periods, to operating costs within the relevant business areas and head office expenses.

Jewellery Maisons

Sales by the Jewellery Maisons increased by 14 per cent, with double-digit growth in all regions. Sales in the Japanese market, where Cartier has a well-established distribution network, showed good growth. During the period, Cartier successfully launched the *Panther* jewellery collection, as well as the *Pasha 42* and *Tankissime* watch lines. Van Cleef & Arpels' continuing growth reflected product launches such as the *Boutonnière* bijoux line.

For the segment as a whole, the sales increase has generated an operating profit of € 283 million and an operating margin of 27.3 percent, 4.0 percentage points above the comparative period last year.

Specialist Watchmakers

The Group's specialist watchmakers reported a 23 per cent increase in sales and an increase in the operating margin from 17.0 per cent in the comparative period to 22.6 per cent. The rate of growth reflects developments across all regions, the highest rate of growth being seen in the Americas region.

The high rate of growth attests to the success of new products launched at the Geneva *Salon International de Haute Horlogerie* in April 2005. Piaget's *Possession* watch uses motifs from the Maison's jewellery line of the same name, whilst Jaeger LeCoultre's *AMVOX* and *Compressor Extreme* have further demonstrated the technical expertise for which the Maison is renowned. IWC's new designs in the *Ingenieur* collection have been a runaway success, already accounting for 20 per cent of the Maison's sales and Panerai has enjoyed continued success in the high-end sport segment with both established lines and new models. Double-digit sales growth at Baume & Mercier reflects the success of new models, including the *Diamant* and *Classima Executive.* A. Lange & Söhne has impressed watch connoisseurs with the *Lange 1 TimeZone* model, and Vacheron Constantin has

marked its 250th anniversary with unique items and limited editions such as the *Tour de L'Ile* model. These exclusive pieces are currently touring the world to showcase the Maison's achievements in Haute Horlogerie.

Writing Instrument Manufacturers
Richemont's writing instrument manufacturers, Montblanc and Montegrappa, reported total sales growth of 13 per cent. This increase in sales partly reflects Montblanc's growth as a retailer, with one third of the Maison's sales now being made directly to customers through the Group's own network. Despite the higher costs associated with retail activities, operating profit increased by 65 per cent.

Leather and Accessories Maisons
Strong growth in the Asia-Pacific region offset flat sales in Europe and Japan increasing Alfred Dunhill's sales by 4 per cent. Sales of leather goods, the Maison's main product line, increased by 14 per cent, but overall losses were broadly in line with the prior period at € 20 million.

Lancel's sales increased by 11 per cent, despite the low level of economic growth in France, the Maison's principal market. This double-digit growth reflects the regeneration of the brand's reputation in leather goods, both in France and in its international markets. Lower operating losses of € 6 million were broadly in line with expectations.

Lancel will open its new flagship boutique on the Champs Elysées in Paris before Christmas. This represents a further step on the way to Lancel re-establishing its prestige position in the French market.

Other businesses
Excluding Hackett, which was sold in June 2005, sales of the Group's other businesses increased by 50 per cent.

Chloé's success continues. Despite a strong performance last year, sales doubled. Great demand for new product lines, for example the *Paddington* bag, new store openings and strong wholesale sales contributed to this success.

Operating profit
Operating profit before corporate costs totalled € 401 million, an increase of 45 per cent over the comparative period. This reflects the increase in sales, a higher gross margin contribution and continuing cost control. As a result, the operating margin before unallocated costs increased from 16 per cent to 20 per cent. Corporate costs represent the costs of central management, marketing support and related central marketing initiatives as well as any central service costs that cannot be directly allocated to businesses. The improvement in trading has resulted in an improvement in the operating profit margin from 11.6 per cent to 16.8 per cent, or 16.2 per cent excluding the gain on the disposal of Hackett.

Sales by region

in € millions	September 2005	September 2004	Movement at: Constant exchange rates	Movement at: Actual exchange rates
Europe	**827**	724	+ 15 %	+ 14 %
Japan	**331**	297	+ 13 %	+ 11 %
Asia-Pacific	**422**	357	+ 18 %	+ 18 %
Americas	**410**	340	+ 23 %	+ 21 %
	1 990	1 718	+ 17 %	+ 16 %

Europe
Sales in European markets, which accounted for 42 per cent of sales, increased by 14 per cent. The strong growth rate reflects good performances in most major markets and very high growth in the Middle East and Russia. The UK market, in contrast, showed a downturn in sales following the terrorist bombings, which took place in early July.

Japan
In Japan, sales growth was 11 per cent for the period, with jewellery and watch brands benefiting from a return of consumer confidence as the economy shows signs of recovery. Cartier sales, in particular, increased by 13 per cent in this market during the period.

Asia-Pacific
Sales in the Asia-Pacific region were well ahead of the comparative period, with sales increasing in most major markets by more than 20 per cent, despite demanding comparative figures. Sales in China, representing 12 per cent of regional sales, increased by 24 per cent at historic rates reflecting the Group's continuing investment in this market. Richemont now has 250 points of sale in the country and Cartier, Montblanc and Alfred Dunhill expect to operate their own distribution subsidiaries in China by the end of the financial year.

Americas
Sales growth in the Americas region reflected the continuing strength of consumer confidence in the United States during the period, with most brands reporting double-digit growth.

Sales by distribution channel

in € millions	September 2005	September 2004	
Retail	**757**	671	+ 13 %
Wholesale	**1 233**	1 047	+ 18 %
	1 990	1 718	+ 16 %

Retail
Retail sales showed good growth over the period, increasing by 13 per cent to € 757 million. Excluding Hackett, the total retail network increased by 71 in the period to 984 boutiques; of the increase, 14 stores were opened by the Group and 57 by partners. At the end of September, the Group's Maisons owned 563 boutiques, with a further 421 points of sale being operated by franchise partners.

Wholesale
Driven by demand for the Group's watch products in particular, wholesale sales were particularly strong, showing an overall increase of 18 per cent.

Summary income statement and results of associate

in € millions	September 2005	September 2004
Operating profit	**334**	199
Net investment expense	**-**	(42)
	334	157
Share of post-tax results of associated undertaking	**259**	611
Before non-recurring (expenses) / income	**278**	240
Share of non-recurring (expenses) / income	**(19)**	371
Profit before taxation	**593**	768
Taxation	**(64)**	(41)
Net profit	**529**	727

Net interest income of € 6 million in the period under review was offset by net foreign exchange losses and fair value adjustments. In the prior period, net investment expense of € 42 million primarily reflected net foreign exchange losses on intra-group financing. Recognition of such differences on intercompany balances is required under IFRS and steps have been taken to reduce the potential for such balances to materially impact profitability in the future.

Excluding the Group's share of the results of its investment in British American Tobacco, the Group's effective taxation rate was 19.2 per cent, reflecting the anticipated full year rate. This rate is some seven percentage points lower than the comparative period, primarily due to the inclusion in net investment expense of the non-tax effective foreign exchange movements on intra-group financing during the comparative period.

Associated company – British American Tobacco ('BAT')

For the six-month period ended 30 September 2005, the Group's share of the results of BAT decreased to € 259 million. The reduction largely reflects the significant and non-recurring income reported by BAT in the prior period in respect of the merger of its North American operations with those of R.J. Reynolds to form Reynolds American, in which BAT now holds 42 per cent of the equity. Excluding this and other non-recurring income from the prior period and non-recurring expense from the current period, the Group's share of the results of BAT would have increased by 16 per cent to € 278 million.

The results for the period reflect an 18.4 per cent interest in BAT's results for the three months to June 2005 and an 18.5 per cent interest for the three months ending 30 September 2005. This compares to the Group's 19.7 per cent interest in BAT's results for the period up to the conversion of the BAT preference shares into ordinary shares at the beginning of June 2004, at which time its interest was diluted to 18.6 per cent. Subsequent share buy-backs by BAT resulted in Richemont's percentage holding rising to 18.7 by 30 September 2004.

The increased contribution from BAT for the period, before non-recurring items, was despite a 2 per cent depreciation of sterling against the euro and the Group's reduced percentage interest compared to the prior period.

In cash flow terms, during the six months under review, Richemont received ordinary share dividends totalling € 247 million.

The following commentary is condensed from BAT's latest quarterly financial report for the nine months ended 30 September 2005.

Operating profit for the nine months was 43 per cent lower at £ 1 091 million, mainly due to the impact in 2004 of the significant £ 1 392 million gain on the merger of BAT's North American operations with those of R.J. Reynolds in July 2004 to form Reynolds American. However, profit from operations would have been 9 per cent higher, or 6 per cent higher at constant rates of exchange, if exceptional items and the changes resulting from the merger of BAT's US businesses with R. J. Reynolds and the sale of Etinera, together with the resulting beneficial changes in terms of trade in Italy, were excluded. This 'like for like' information provides a better understanding of the subsidiaries' trading results.

On a reported basis, BAT's volumes from subsidiaries were affected by the transactions noted above, resulting in a 2 per cent decrease to 505 billion sticks.

Excluding the impact of these transactions, there was good organic volume growth from subsidiaries, with many markets contributing to the volume growth of 2 per cent on a like for like basis.

In Europe, profit, excluding restructuring costs and the gain on disposal of brands, increased by £ 42 million to £ 616 million, with strong growth from Russia, Germany, France and Romania. Regional volumes were up by around 1 per cent to 184 billion sticks as growth in Russia, France and Poland was offset by declines in Italy and Germany.

In Asia-Pacific, regional profit rose by £ 41 million to £ 418 million reflecting good performances in Australasia and Pakistan, a benefit in the first quarter from the timing of an excise payment in South Korea and the good results from a number of the other markets which more than covered reductions seen in Malaysia and Vietnam. Regional volume at 103 billion sticks was 4 per cent higher, as strong increases in Pakistan and Bangladesh were partially offset by volume declines in South Korea, Vietnam and Malaysia.

In Latin-America, profit at £ 378 million increased by £ 53 million, as good performances were delivered in Brazil, Chile, Venezuela and Peru. Volume, at 110 billion sticks, increased slightly as growth in many markets was offset by declines in Mexico and Argentina.

Profit in the Africa and Middle East region grew by £ 49 million to £ 308 million with good performances mainly from South Africa, Turkey and Iran. Volumes grew by 8 per cent to 76 billion sticks as a result of the strong growth in Turkey and the markets in the Middle East.

On a comparable basis, the America-Pacific regional profit was £ 43 million lower at £ 327 million and volumes were 4 per cent lower. Profit was down in both Canada and Japan, while volumes were also lower in Canada. As the comparative period included BAT's former US tobacco businesses (now merged with R. J. Reynolds and included in the figure for income from associates reported by BAT), reported regional volumes were down by 42 per cent to 33 billion and reported profit was £ 192 million lower.

BAT's share of the post tax results of associates increased by £ 180 million to £ 277 million, reflecting the inclusion of £ 165 million following the transaction which resulted in the formation of Reynolds American last year. On a proforma US GAAP basis, as if the combination with Brown & Williamson had been completed as of 1 January 2004, Reynolds American reported that operating profit for the nine months to September 2005 increased by 24 per cent and net income rose 4 per cent.

In the nine months to September 2005 BAT's adjusted diluted earnings per share grew 23 per cent to 67.91p benefiting from the improved underlying operating performance, reduced net finance costs, a lower effective tax rate and minority interests, as well as the impact of the Reynolds American transaction and the share buy-back programme. While these factors also benefited the basic earnings per share, they were offset by the inclusion of the gain on the Reynolds American transaction in the 2004 comparatives leading to a reduction in basic earnings per share from 121.23 p to 65.73 p for the nine month period.

Further information in respect of British American Tobacco can be obtained from that company's website: www.bat.com.

Analysis of net profit

in € millions	September 2005	September 2004
Parent and subsidiaries		
Net profit before non-recurring (expenses) / income	**259**	116
Gain from sale of subsidiary undertaking	**11**	-
Net profit from parent and subsidiaries	**270**	116
Share of post-tax profit of associate - British American Tobacco		
Net profit before non-recurring (expenses) / income	**278**	240
Non-recurring (expenses) / income	**(19)**	371
Net profit - share of associate	**259**	611
Net profit of the Group	**529**	727
Analysed as follows:		
Parent, subsidiaries and share of associate before non-recurring items	**537**	356
Non-recurring (expenses) / income	**(8)**	371
Net profit of the Group	**529**	727
Earnings per unit excluding non-recurring (expenses) / income		
Basic	**€ 0.973**	€ 0.651
Diluted basis	**€ 0.956**	€ 0.644

During the period the Group realised a gain on the disposal of its Hackett subsidiary of € 11 million. There was no such item in the comparative period.

The non-recurring items included in the Group's share of the results of its associate, British American Tobacco, amounted to a net charge of € 19 million in the period under review. This primarily reflects restructuring charges, net of gains on the disposal of subsidiaries, non-current investments and brands. In the comparative period, the non-recurring net gain of € 371 million primarily reflected gains on the disposal of subsidiaries, non-current investments and brands, reduced by the impact of restructuring charges. The most significant of these disposal gains arose in the quarter ended 30 September 2004 and related to the agreement to combine BAT's US business, Brown & Williamson, with R.J. Reynolds, as detailed on pages 9 and 10.

Excluding non-recurring items from both periods, net profit in the six months to 30 September 2005 would have been € 537 million compared to € 356 million in the prior period, representing an increase of 51 per cent.

Excluding non-recurring items, fully diluted earnings per unit would have increased by 48 per cent from € 0.644 to € 0.956.

Cash flow

in € millions	September 2005	September 2004
Operating profit	**334**	199
Depreciation and other non-cash items	**82**	74
Earnings before interest, tax and depreciation	**416**	273
Increase in working capital	**(241)**	(168)
Cash generated from operations	**175**	105
Dividends received from associate	**247**	272
Returns on investments and servicing of finance	**9**	2
Taxation paid	**(39)**	(43)
Net acquisitions of fixed assets	**(95)**	(41)
Proceeds from disposal of BAT preference shares	**-**	828
Other investing activities, net	**(4)**	3
Net cash inflow before financing activities	**293**	1 126
Dividends paid to unitholders	**(553)**	(157)
Normal dividend	**(276)**	(157)
Special dividend	**(277)**	-
Decrease in long-term borrowings	**(67)**	(135)
Proceeds from sale of treasury units	**52**	-
Other financing activities	**(1)**	-
Exchange rate effects	**(4)**	22
(Decrease) / increase in cash, cash equivalents and short-term borrowings	**(280)**	856
Cash and cash equivalents at the beginning of period	**1 183**	6
Cash and cash equivalents at the end of period	**903**	862
Borrowings	**(519)**	(659)
Net cash	**384**	203

The Group's net cash position decreased from € 617 million at 31 March 2005 to € 384 million at 30 September 2005. The decrease largely reflected the payment of both the normal and special dividends in September 2005, in particular the payment of a special dividend amounting to € 277 million.

The net cash inflow from operations totalled € 175 million for the period, the increase in operating profit being partially offset by increases in inventories and debtors. The increase in debtors was broadly in line with wholesale sales growth.

Dividends received from British American Tobacco comprise the final dividend in respect of its financial year ended 31 December 2004, received in April and the interim dividend for the 2005 financial year, received in September. Total dividends received in the prior year included € 33 million in respect of the final dividend on BAT preference shares, which were disposed of in June 2004.

Within investing activities in the prior period, proceeds from the disposal of the BAT preference shares amounted to € 828 million. This represented the realisation of the second and final tranche of the preference shares issued by BAT as part of the consideration for the merger with Rothmans International in 1999.

The dividend paid in the current period represents the dividends paid by Richemont SA and by Compagnie Financière Richemont SA for the year ended 31 March 2005. The total dividend per unit, amounting to € 1.00, included a special dividend of € 0.50 per unit.

Treasury units were sold in connection with the exercise of stock options by executives, resulting in a net cash inflow of € 52 million.

Summarised balance sheet

in € millions	30 September 2005	31 March 2005
Non-current assets		
Fixed assets	**777**	733
Investment in associated undertaking - BAT	**3 240**	3 218
Other non-current assets	**433**	416
	4 450	4 367
Net current assets	**1 643**	1 462
Net operating assets	**6 093**	5 829
Net cash	**384**	617
Bank and cash	**1 140**	1 409
Bank overdrafts	**(237)**	(226)
Borrowings	**(519)**	(566)
Other non-current liabilities	**(181)**	(165)
	6 296	6 281
Equity		
Unitholders' equity	**6 290**	6 275
Minority interests	**6**	6
	6 296	6 281

At 30 September 2005, the Group's interest in BAT ordinary shares amounted to 18.5 per cent and BAT's market capitalisation, based on 2 104 million ordinary shares in issue, amounted to € 36 758 million (£ 25 065 million) The fair value of the Group's investment in BAT therefore amounted to € 6 813 million. Details of movements in the Group's effective interest in BAT ordinary shares during the period are given in the notes to the consolidated interim financial statements and in the commentary earlier in this document.

Net current assets increased by € 181 million compared to March 2005. Net inventories increased by 8 per cent to € 1 644 million; the increase being largely offset by increases in current liabilities, while trade debtors increased by some 40 per cent during the six months, reflecting both the seasonality of wholesale sales and the growth seen during the period under review.

At 30 September 2005, net cash amounted to € 384 million. Cash balances were primarily denominated in euros, whereas borrowings were spread across the principal currencies of the countries in which the Group has significant operations, namely, euros, yen, dollars and Swiss francs. Borrowings reflect the financing of net operating assets in the countries concerned.

Norbert Platt
Chief Executive Officer

Richard Lepeu
Group Finance Director

Compagnie Financière Richemont SA
Geneva, 17 November 2005

Extracts from the unaudited consolidated interim financial statements at 30 September 2005

Extract from consolidated interim financial statements (unaudited)

Consolidated balance sheets

	Note	30 September 2005 €m	31 March 2005 €m
ASSETS			
Non-current assets			
Property, plant and equipment		726	681
Intangible assets		51	52
Investment in associated undertaking	1	3 240	3 218
Deferred income tax assets		231	227
Financial assets held at fair value through profit or loss		36	36
Other non-current assets		166	153
		4 450	4 367
Current assets			
Inventories		1 644	1 522
Trade and other receivables		702	520
Derivative financial instruments		2	15
Prepayments and accrued income		113	116
Bank and cash		1 140	1 409
		3 601	3 582
Total assets		8 051	7 949
EQUITY AND LIABILITIES			
Equity			
Share capital		334	334
Participation reserve		645	645
Treasury units		(471)	(560)
Fair value and other reserves		47	59
Cumulative translation adjustment reserve		44	24
Retained earnings		5 691	5 773
Total Unitholders' equity		6 290	6 275
Minority interest		6	6
Total equity		6 296	6 281
LIABILITIES			
Non-current liabilities			
Borrowings		206	155
Deferred income tax liabilities		34	34
Retirement benefit obligations		101	97
Provisions		46	34
		387	320
Current liabilities			
Trade and other payables		360	352
Current income tax liabilities		146	120
Borrowings		7	4
Derivative financial instruments		28	3
Provisions		73	63
Accruals and deferred income		211	173
Short-term loans		306	407
Bank overdrafts		237	226
		1 368	1 348
Total liabilities		1 755	1 668
Total equity and liabilities		8 051	7 949

Extract from consolidated interim financial statements (unaudited)

Consolidated income statements

	Notes	Six months to 30 September 2005 €m	Six months to 30 September 2004 €m	Year to 31 March 2005 €m
Sales		1 990	1 718	3 671
Cost of sales		(715)	(670)	(1 415)
Gross profit		1 275	1 048	2 256
Selling and distribution expenses		(470)	(421)	(893)
Communication expenses		(235)	(201)	(414)
Administrative expenses		(234)	(236)	(468)
Other operating (expenses)/income		(2)	9	80
Operating profit		334	199	561
After:				
Gain from sale of subsidiary undertaking	2	11	-	-
Gain on partial indirect disposal of share of associated undertaking		-	-	76
Net investment income / (expense)	3	-	(42)	(48)
Share of post-tax profit of associated undertaking	1	259	611	798
After:				
Share of other (expenses) / income of associated undertaking	1	(19)	371	305
Profit before taxation		593	768	1 311
Taxation	5	(64)	(41)	(97)
Net profit		529	727	1 214
Attributable to:				
Unitholders		529	727	1 212
Minority interest		-	-	2
		529	727	1 214
Earnings per unit for profit attributable to Unitholders during the period (expressed in € per unit)				
- basic	4	0.959	1.330	1.517
- diluted	4	0.942	1.315	1.498

Extract from consolidated interim financial statements (unaudited)

Consolidated statement of changes in equity

	Equity attributable to Unitholders						Minority interest	Total equity
	Share capital	Participation reserve	Treasury units	Fair value and other reserves	Cumulative translation adjustment reserve	Retained earnings		
	€m	€m	€m	€m	€m	€m	€m	€m
Balance at 31 March 2004	334	645	(590)	44	-	4 605	4	5 042
Currency translation adjustments	-	-	-	-	(34)	-	-	(34)
Transfer of hedge reserve on *settlement of net investment hedge*	-	-	-	(28)	28	-	-	-
Cash flow hedges - net losses	-	-	-	(2)	-	-	-	(2)
Net share of BAT equity movements	-	-	-	-	-	189	-	189
Net income / (expense) recognised directly in equity	-	-	-	(30)	(6)	189	-	153
Net profit	-	-	-	-	-	727	-	727
Total recognised income / (expense)	-	-	-	(30)	(6)	916		880
Net sale of treasury units	-	-	21	-	-	(10)	-	11
Employee unit option scheme	-	-	-	16	-	-	-	16
Dividends paid	-	-	-	-	-	(219)	-	(219)
Balance at 30 September 2004	334	645	(569)	30	(6)	5 292	4	5 730
Currency translation adjustments	-	-	-	-	25	-	-	25
Cash flow hedges:								
- net gains	-	-	-	26	-	-	-	26
- transfer to income statement	-	-	-	(12)	-	-	-	(12)
Net share of BAT equity movements	-	-	-	-	-	(35)	-	(35)
Net income / (expense) recognised directly in equity	-	-	-	14	25	(35)	-	4
Net profit	-	-	-	-	-	485	2	487
Total recognised income	-	-	-	14	25	450	2	491
Net sale of treasury units	-	-	9	-	5	31	-	45
Employee unit option scheme	-	-	-	15	-	-	-	15
Balance at 31 March 2005	**334**	**645**	**(560)**	**59**	**24**	**5 773**	**6**	**6 281**
Adoption of IAS 32 and IAS 39	-	-	-	5	-	(5)	-	-
Balance at 1 April 2005	334	645	(560)	64	24	5 768	6	6 281
Currency translation adjustments	-	-	-	-	20	-	-	20
Cash flow hedges:								
- net losses	-	-	-	(26)	-	-	-	(26)
- transfer to income statement	-	-	-	(8)	-	-	-	(8)
Net share of BAT equity movements	-	-	-	-	-	(16)	-	(16)
Net income / (expense) recognised directly in equity	-	-	-	(34)	20	(16)	-	(30)
Net profit	-	-	-	-	-	529	-	529
Total recognised income / (expense)				(34)	20	513		499
Net sale of treasury units	-	-	89	-	-	(37)	-	52
Employee unit option scheme	-	-	-	17	-	-	-	17
Dividends paid	-	-	-	-	-	(553)	-	(553)
Balance at 30 September 2005	**334**	**645**	**(471)**	**47**	**44**	**5 691**	**6**	**6 296**

Extract from consolidated interim financial statements (unaudited)

Consolidated cash flow statements

	Notes	Six months to 30 September 2005 €m	Six months to 30 September 2004 €m	Year to 31 March 2005 €m
Cash flows from operating activities				
Cash generated from operations	6	175	105	481
Interest income		18	44	57
Interest paid		(9)	(9)	(20)
Dividends from associated undertaking		247	239	235
Income tax paid		(39)	(43)	(79)
Net cash generated from operating activities		392	336	674
Cash flows from investing activities				
Acquisition of subsidiary undertakings, net of cash acquired		(4)	-	(1)
Proceeds from disposal of subsidiary undertakings	2	15	-	-
Acquisition of property, plant and equipment		(97)	(55)	(160)
Proceeds from disposal of property, plant & equipment		3	15	41
Acquisition of intangible assets		(1)	(1)	(8)
Proceeds from disposal of shares in associated undertaking		-	828	828
Proceeds from the partial indirect disposal of effective interest in BAT		-	-	179
Acquisition of other non-current assets		(26)	(8)	(23)
Proceeds from disposal of other non-current assets		11	11	19
Net cash (used in) / generated from investing activities		(99)	790	875
Cash flows from financing activities				
Net repayment of borrowings		(67)	(135)	(223)
Dividends paid		(553)	(157)	(219)
Acquisition of treasury units		-	(25)	(25)
Proceeds from sale of treasury units		52	25	69
Capital element of finance lease payments		(1)	-	(4)
Net cash used in financing activities		(569)	(292)	(402)
Net (decrease)/increase in cash and cash equivalents		(276)	834	1 147
Cash and cash equivalents at beginning of period		1 183	6	6
Exchange (losses)/gains on cash and cash equivalents		(4)	22	30
Cash and cash equivalents at end of period		903	862	1 183

Extract from consolidated interim financial statements (unaudited)

Notes to the consolidated interim financial statements
30 September 2005

Accounting policies and basis of preparation

These consolidated interim financial statements of the Company are for the six-month period ended 30 September 2005 and are abridged and unaudited. They have been prepared in accordance with those International Financial Reporting Standards ('IFRS') that are expected to be issued and effective at 31 March 2006.

IFRS are subject to possible amendment by and interpretative guidance from the International Accounting Standards Board and the International Financial Reporting Interpretation Committee ('IFRIC'), and are therefore still subject to change. These figures may therefore require amendment to change the basis of accounting and/or presentation of certain financial information before their inclusion in the consolidated financial statements for the year ending 31 March 2006, in respect of which the Company prepares its first complete set of consolidated financial statements in accordance with IFRS.

The financial statements are presented in millions of euros; the euro represents the measurement currency of the Group.

Note 1 - Investment in associated undertaking

	€ m
At 1 April 2004	2 666
Exchange differences	(66)
Share of net profit after minority interests	798
Dividends received	(235)
Indirect disposal of effective interest	(99)
Other equity movements	154
At 31 March 2005	**3 218**
Exchange differences	26
Share of net profit after minority interests	259
Dividends received	(247)
Other equity movements	(16)
At 30 September 2005	**3 240**

Investment in associated undertaking at 30 September 2005 includes goodwill of € 2 568 million (March 2005: € 2 547 million).

BAT has adopted IFRS from UK Generally Accepted Accounting Principles ('UK GAAP'). The Group's share of these transition adjustments amounted to an increase in the Group's investment of € 49 million at 1 April 2004. In addition, the Group has reclassified a portion of Group's investment previously reported in trade and other receivables to investment in associated undertaking. This amounted to € 163 million at 1 April 2004 and € 166 million at 1 April 2005.

The summarised financial information of the Group's principal associated undertaking is as follows:

	30 September 2005 € m	30 September 2004 € m
Operating profit	378	389
Share of post-tax profit of BAT's associated undertakings	50	26
Share of other (expenses) / income	(19)	371
Net interest expense	(29)	(45)
Profit before taxation	380	741
Taxation	(103)	(109)
Profit after taxation	277	632
Minority interests	(18)	(21)
Share of results of associated undertaking	259	611

Extract from consolidated interim financial statements (unaudited)

Richemont accounts for its effective interest in BAT under the equity method. Changes in the Group's percentage holding of BAT during the year ended 31 March 2005 reflect the conversion of the BAT preference shares into ordinary shares on 28 May 2004, the indirect sale by the Group of BAT shares to its joint venture partner Remgro in February 2005 and the share buy back programme carried out by BAT during the year. The following table indicates the percentages applied to BAT's profits:

For the year ended 31 March 2005:	%
1 April 2004 to 31 May 2004	19.7
1 June 2004 to 30 September 2004	18.7
1 October 2004 to 31 December 2004	18.8
1 January 2005 to 28 February 2005	18.8
1 March 2005 to 31 March 2005	18.3
For the six-month period to 30 September 2005:	
1 April 2005 to 30 June 2005	18.4
1 July 2005 to 30 September 2005	18.5

Note 2 - Other operating (expenses) / income

Included in other operating (expenses) / income are royalties received of € 7 million (2004: € 7 million) and a gain from the sale of Hackett, a subsidiary undertaking, of € 11 million after receiving consideration of € 15 million. No significant impact is expected on the Group's future results as a result of this transaction.

Note 3 - Net investment income / (expense)

	30 September 2005 €m	30 September 2004 €m
Interest expense:		
- bank borrowings	(10)	(7)
Interest income:		
- other	16	8
Fair value gains on financial instruments	-	2
Foreign exchange gains/(losses)		
- on monetary items	14	(43)
- on hedged derivatives	(7)	1
- on other derivatives	(13)	(3)
	-	(42)

Foreign exchange gains of € 8 million (2004: € - million) were reflected in cost of sales during the period.

Note 4 - Earnings per unit

4.1 Basic

Basic earnings per unit is calculated by dividing the profit attributable to Unitholders by the weighted average number of units in issue during the period, excluding units purchased by the Company and held in treasury.

	30 September 2005	30 September 2004
Profit attributable to unitholders of the Company (€ millions)	529	727
Weighted average number of units in issue (millions)	551.8	546.5
Basic earnings per unit (€ per unit)	0.959	1.330

Extract from consolidated interim financial statements (unaudited)

4.2 Diluted

Diluted earnings per unit is calculated adjusting the weighted average number of units outstanding to assume conversion of all dilutive potential units. The Company has only one category of dilutive potential units: unit options.

The calculation is performed for the unit options to determine the number of units that could have been acquired at fair value (determined as the average annual market unit price of the Company's units) based on the monetary value of the subscription rights attached to outstanding unit options. The number of units calculated as above is compared with the number of units that would have been issued assuming the exercise of the unit options.

	30 September 2005	30 September 2004
Profit attributable to unitholders of the Company (€ millions)	529	727
Weighted average number of units in issue (millions)	551.8	546.5
Adjustment for unit options (millions)	9.8	6.4
Weighted average number of units for diluted earnings per unit (millions)	561.6	552.9
Diluted earnings per unit (€ per unit)	0.942	1.315

Note 5 - Taxation

The average effective tax rate is calculated in respect of profit before taxation but excluding the share of post-tax profit of the associated undertaking. The rates for the periods ended 30 September 2005 and 2004 were 19.2 per cent and 26.1 per cent respectively. The higher rate in the comparative period was principally the result of non-deductible foreign exchange losses.

Note 6 - Cash generated from operations

	30 September 2005 €m	30 September 2004 €m
Operating profit	334	199
Depreciation of property, plant and equipment	57	59
Amortisation of intangible assets	6	7
Profit on disposal of property, plant and equipment	(1)	(3)
Increase/(decrease) in provisions	8	(1)
Increase in retirement benefit obligations	4	3
Movement in non-current asset provision	2	-
Non cash items	6	9
Increase in inventories	(120)	(90)
Increase in trade debtors	(157)	(102)
(Increase)/decrease in other receivables, prepayments and accrued income	(12)	10
Increase in current liabilities	48	14
Cash flow from operating activities	175	105

Exchange rates

The results of the Group's subsidiaries and its associate which do not report in euros have been translated at the following average rates of exchange against the euro. The balance sheet of those subsidiaries and the associate have been translated into euros at the closing rates set out below.

Exchange rates against the Euro	6 months to 30 Sept 2005	6 months to 30 Sept 2004
Average		
United States dollar	**1.24**	1.21
Japanese yen	**135.50**	133.30
Swiss franc	**1.55**	1.54
Pound sterling	**0.68**	0.67
	30 Sept 2005	30 Sept 2004
Closing		
United States dollar	**1.20**	1.24
Japanese yen	**135.93**	136.93
Swiss franc	**1.56**	1.55
Pound sterling	**0.68**	0.69

Statutory Information

Shares of Compagnie Financière Richemont SA are indivisibly twinned with participation certificates issued by its wholly-owned subsidiary Richemont SA to form Richemont units. Richemont 'A' units are listed on the Swiss Stock Exchange and traded on the virt-x market (Reuters 'CFR.VX'/Bloombergs 'CFR VX'/ISIN CH0012731458) and are included in the Swiss Market Index ('SMI') of leading stocks. Depository receipts in respect of Richemont 'A' units are traded on the JSE Limited (the Johannesburg Stock Exchange) (Reuters 'RCHJ.J'/Bloombergs 'RCH SJ').

The closing price of a Richemont 'A' unit on 30 September 2005 was CHF 51.25 and the market capitalisation of the Group's 'A' units on that date was CHF 26 752 million (€ 17 149 million).

Over the preceding six months, the highest closing price of an 'A' unit was CHF 52.45 (16 September), and the lowest CHF 35.30 (28 April).

Compagnie Financière Richemont SA

Registered office:

8 Boulevard James-Fazy
1201 Geneva
Switzerland
Tel: (+41) (0) 22 715 3500
Fax: (+41) (0) 22 715 3550

Richemont SA

Registered office:

35 Boulevard Prince Henri
L-1724 Luxembourg
Tel: (+352) 22 42 10
Fax: (+352) 22 42 19

Internet: www.richemont.com

E-mail: investor.relations@richemont.com
secretariat@richemont.com
press.office@richemont.com

Effective 3 January 2006, Compagnie Financière Richemont SA will relocate to the Group's new head office facility at:

50, chemin de la Chênaie
1293 Bellevue, Geneva
Switzerland
Tel: (+41) (0) 22 **721** 3500
Fax: (+41) (0) 22 **721** 3550